aub 20



SEC
Mail Processing
Section

MAR 01 2017

Washington DC
413

SECI 17010054

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-69607

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equatex US Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

233 Broadway, Suite 954
(No. and Street)

New York	NY	10279
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin R. Stanek 212 - 646 - 9123
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

qu

OATH OR AFFIRMATION

I, Kevin R. Stanek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equatex US Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

RUSSELL F. GUBA
Notary Public, State of New York
No. 31-1596793
Qualified in New York County
Commission Expires September 30, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Equatex US Inc.

Statement of Financial Condition
Required by the U.S. Securities and Exchange Commission

Including Independent Registered Public Accounting Firm's Report Thereon

December 31, 2016

Contents

MAZARS

WeiserMazars

Report of Independent Registered Public Accounting Firm

To the Stockholder
Equatex US Inc.

We have audited the accompanying statement of financial condition of Equatex US Inc. (the "Company"), as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Equatex US Inc., as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

WeiserMazars LLP

February 27, 2017

WEISERMAZARS LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.WEISERMAZARS.COM

Equatex US Inc.
Statement of Financial Condition
As of December 31, 2016

ASSETS

Cash	$ 2,185,757
Cash Segregated Under Federal and Other Regulations	7,496,173
Receivable From Clearing Organization	2,639,774
Receivable From Customers	6,590,930
Other Assets	69,762
Total Assets	$ 18,982,396

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Payable To Customers	$ 6,590,930
Payable To Affiliate	1,659,127
Line of Credit Due To Affiliate	7,000,000
Accounts Payable and Accrued Expenses	298,724
	15,548,781
Commitments (Note 10)	
Stockholder's Equity:	
Common stock ($0.01 par value: authorized 1,000 shares; issued and outstanding 1,000 shares)	10
Additional paid-in capital	4,130,000
Retained deficit	(696,395)
	3,433,615
Total Liabilities and Stockholder's Equity	$ 18,982,396

The accompanying notes are an integral part of this financial statement.

Equatex US Inc.
Notes to Financial Statements
December 31, 2016

1. Organization

Equatex US Inc., (the "Company" or "EUS") was organized on October 21, 2014 and effective February 12, 2016, the Company registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is registered with substantially all of the US States and Territories and conducts its securities business in accordance with SEC Rule 15c3-3 on an Omnibus basis under the omnibus clearing agreement with Interactive Brokers ("IB") in Greenwich, Connecticut. The Company's main office is located in New York City, N.Y.

The Company is a Delaware Corporation wholly owned subsidiary of Equatex AG, a global share plan administrator (the "Parent"), which, in turn, is wholly owned by Equatex Holding AG (the "Holding") which is owned by Equatex Group Holding AG (the "Group").

The Company serves as the Parent's primary facilitator in the execution of transactions on behalf of corporate clients' US participants instructions when exercising their allocated stock plan option rights provided by the corporate client. These transactions are accounted for on an agency basis on U.S. and non-U.S. national exchanges. Such activities are settled by the Company through IB, a domestic clearing organization with the underlying transactions.

The Company's revenue is largely dependent on the trade execution of the Parent's customers, corporate clients' US participants of share and compensation plans on an agency basis. In addition, in accordance with the Service Level Agreement with the Parent, the Company receives a markup for support services performed on behalf of the Group. See Note 8.

On October 14, 2014, the Company authorized $0.01 par value common stock comprised of 1,000 shares. The 1,000 are issued and outstanding at December 31, 2016. Additional paid-in capital represents capital contributions made by the Parent to the Company for the original stock issuance.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Basis of Accounting – The financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents – For the purpose of the Statement of Cash Flows, the Company considers as cash and cash equivalents foreign currencies and all short-term investments with an original maturity of three months or less.

Cash Segregated Under Federal and Other Regulations – The Company segregates cash in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies - Continued

Commissions –In accordance with the Service Level Agreement, commission revenue net of commission expense, generated on behalf of the Parent was remitted to the Parent.

Revenue – Customer securities transactions and related revenue and expense are recorded on a trade-date basis.

Income Taxes –FASB ASC 740, *Income Taxes,* requires the recognition of deferred tax assets and liabilities for the expected future tax considerations of temporary differences between the financial reporting basis and tax basis of assets and liabilities using the enacted statutory rates.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. FASB ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax liability in the current year.

Management regularly assesses the likelihood that any deferred tax assets will be recovered from future taxable income. To the extent management believes that it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is established.

For the year ended December 31, 2016, management has determined that there are no material uncertain income tax positions.

As of December 31, 2016, the Company has no accrued interest and penalties related to unrecognized tax positions. The Company would recognize interest accrued related to unrecognized tax positions in interest expense and penalties accrued in operating expense, should they occur.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and that affect the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

3. Receivables From Clearing Organization

The clearing and depository operations for the Company's transactions are provided by one clearing broker. This account consists of amounts receivable from commissions and fees with clearing organization. Commissions and related brokerage and clearing expenses related to customer transactions are recorded on a trade-date basis. Commission receivable from the clearing organization included in the Statement of Financial Condition amounted to $2,567,842 which is to be remitted fully to the Parent in accordance with the Agreement.

4. Receivable From and Payable to Customers

Receivable from and payable to customers include amounts due on plan participants' share transactions and executed on an Omnibus basis. The balance in these accounts as of December 31, 2016, amounted to $6,590,930 and reported both as a receivable from and payable to customers in the Statement of Financial Condition.

5. Computation for Determination of Reserve Requirements

The Company is subject to the Customer Protection Rule 15c3-3 under the Securities Exchange Act of 1934. As of December 31, 2016, the Company segregated cash of $7,496,173 in a Special Reserve Bank Account for the exclusive benefit of customers to satisfy the computation for determination of Reserve Requirements for Brokers and Dealers (Rule 15c3-3). This Special Reserve Bank Account is included on the Statement of Financial Condition in Cash Segregated Under Federal and Other Regulations.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) and has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of (a) $250,000 or (b) 2% of aggregate debit items, as defined. Adjusted net capital, aggregate debit items requirements change from day to day. At December 31, 2016, the Company had net capital of $3,318,920 which was $3,068,920 in excess of minimum net capital.

7. Possession or Control Requirements

The Company carries and clears customers' accounts under an omnibus clearing arrangement with IB and maintains customers' funds fully segregated in a Special Reserve Bank Account at Citibank N.A for the exclusive benefit of customers.

8. Related Party Transactions

The Company is involved in significant related party transactions with affiliates. In the Statement of Financial Condition are assets and liabilities resulting from various activities with affiliates.

On August 1, 2016, the Company entered into a Service Level Agreement (the "Agreement") whereby the Company will provide monthly operational support services to the Parent and in return receive the cost of the operational support services plus a markup. For the year ended December 31, 2016, the Company recorded on the Statement of Operations service fee income of $1,143,128 and clearance fees to be reimbursed by the Parent. The total receivable from the Parent of $1,221,228 was netted against the payable related to expenses owed to the Parent of $2,880,355, reflecting a net payable to the Parent of $1,659,127 on the Statement of Financial Condition at December 31, 2016.

8. Related Party Transactions - Continued

On February 9, 2017, the Company paid $1,659,127 to the Parent. The table below details the net payable to the Parent of $1,659,127, at December 31, 2016.

Commissions to be remitted	$ 2,567,842
Interest owed on Line of Credit	79,397
Reimbursement to Parent for support services	233,116
Gross Payable to Parent	2,880,355
Clearance fees	(78,100)
Receivable from Parent (Cost plus Markup)	(1,143,128)
Gross Receivable from Parent	(1,221,228)
Net Amount Payable to Parent	$ 1,659,127

The Company signed a line of credit agreement with the Parent dated October 24, 2016. The maximum allowable drawdown is $10,000,000, at an interest rate of 6% per annum and maturing on October 23, 2026. As of December 31, 2016, the Company utilized $7,000,000 and reported it on the Statement of Financial Condition.

There is a high level of integration of the Company's activities and operations with the Parent and the accompanying financial statements are indicative of the Company's current financial condition and results of operations as part of that group. If the Company were unaffiliated, results of operations might be different.

9. Concentrations of Credit Risk

The Company and the Parent, through the use of technology and manual processes, perform daily reconciliations oversight over intraday balances held at Citibank. N.A. consisting of paying accounts segregated by currency. These paying accounts hold only client funds and are segregated from any other operating accounts of the Company. There is the risk that if any of the paying accounts are left with a significant balance overnight, there might not be enough time to instruct Citibank N.A. to transfer funds for purposes of satisfying and complying with the weekly customer reserve formula deposit requirement.

The Company maintains its cash in financial institutions which, at times, may exceed federally insured limit of $250,000 per depositor. As of December 31, 2016, the Company's amount in excess of the insured limit is $1,935,757. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on its cash.

10. Commitment and Contingencies

The Company subleases its principal office space at 233 Broadway, New York City. The terms of the location provide for certain escalation clauses relating to taxes and operating expense payments. The sublease will expire on November 29, 2017 and future aggregate minimum lease commitment as of December 31, 2016 will be $78,371.

11. Indemnifications

In the normal course of business, the Company could be subject to various claims, litigation, regulatory and arbitration matters. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that has not yet occurred. The Company expects the risk of loss to be remote.

12. Translation of Foreign Currencies

The Company holds certain balances in foreign currency. The purpose of these balances is to facilitate transaction requests made by customers, corporate clients' US participants of share and compensation plans. The non-United States dollar currencies were remeasured into United States dollar equivalents at spot foreign exchange rates prevailing on the date of the Statement of Financial Condition.

13. Employee Benefits

All employees of the Company are eligible to contribute to a 401(k) plan upon hire date. The Company will make a 100% matching contribution on the first 4% of compensation deposited by the employee as an elective contribution. Amounts deferred over 4% are not matched by the Company. Contributions are vested immediately at 100%.

14. Income Taxes

At December 31, 2016, the Company's net operating loss carryforwards of $588,000 for federal and state purposes gave rise to a deferred tax asset of approximately $284,000, for which a full valuation allowance is provided due to uncertainty of its realization. The net operating loss carryforwards expire commencing in year 2036 through 2037.

For the year ended December 31, 2016, management has determined that there are no uncertain tax positions. At December 31, 2016, the Company's income tax returns for the years 2014 and 2015 are subject to tax examinations by U.S. tax authorities.

15. Subsequent Events

In accordance with FASB ASC 855, Subsequent Events, the Company is required to evaluate and recognize in the Statement of Financial Condition the effect of all events or transactions that existed at the balance sheet date. From December 31, 2016 through February 27, 2017, the Company is not aware of any events that may have material effect on the financial statements.